Diginex Limited

35/F Two International Finance Centre

8 Finance Street, Central

Hong Kong

February 3, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Diginex Limited
Form F-3
Filed October 9, 2020
File No. 333-249406

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Diginex Limited (the “Company”) respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form F-3 (File No. 333-249406), together with all the exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2020 (the “Registration Statement”). The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 if you have any questions regarding this request for withdrawal.

Very truly yours,

Diginex Limited

By:	/s/ Paul Ewing
Paul Ewing
Chief Financial Officer

cc: David A. Sakowitz, Winston & Strawn LLP